WallachBeth Capital, LLC

Harborside Financial Center Plaza 5
185 Hudson Street, Suite 1410
Jersey City, NJ 07311

April 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik

Mary Beth Breslin

Christine Westbrook

Re:	Guardion Health Sciences, Inc.

Registration Statement on Form S-1, as amended

File No. 333-228086

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters (the “Representatives”), hereby join in the request of Guardion Health Sciences, Inc. (the “Registrant”) that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern Time, on Thursday, April 4, 2019, or as soon thereafter as practicable. The undersigned, as Representatives, confirms that they are aware of their obligations under the Securities Act.

In connection with the Registration Statement, pursuant to Rule 460 under the Securities Act, we wish to advise you that 550 copies of the Registrant’s Preliminary Prospectus, dated March 27, 2019, were distributed to investors, prospective underwriters and dealers and others.

The undersigned, as Representatives, hereby advise you that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will comply, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

WallachBeth Capital, LLC as Representative of the Several Underwriters

By:	/s/ Daniel Tapia
Daniel Tapia
Chief Compliance Officer